Exhibit 99.1

Ituran Location and Control Ltd. Announces Annual General Meeting’s results

Azour, Israel, January 22, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On January 21 2007, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)	To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2006 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 11,172,119 votes (99.95%). 2,499 votes (0.02%) opposed and 2,950 votes (0.03%) abstained.

(2)	To approve an adjustment to the yearly remuneration to be paid to the current External Directors of the Company, in the maximum amount permitted under the Israeli law (i.e. yearly remuneration of NIS 42,245 (approximately $9,800) in addition to a remuneration per meeting attended in the sum of NIS 1,625 (approximately $380).

The above was approved by 11,385,243 votes (99.72%). 14,126 votes (0.12%) opposed and 17,382 votes (0.16%) abstained.

(3)	To adjust the employment terms of Mr. Gil Sheratzky, a director and office holder in the Company, as described in this proxy statement.

The above was approved by 12,904,117 votes (78.5%) of which 7,187,280 votes are not of a “controlling party” (55.69%). 3,511,260 votes ( 21.36%). opposed and 24,582 votes (0.14%) abstained.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 383,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market – leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com